UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(b), (c),

AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.1)*

PACIFIC INTERNET LIMITED

(Name of Issuer)

ORDINARY SHARES, PAR VALUE S$2.00 PER SHARE

(Title of Class of Securities)

Y66183-10-7 (CUSIP Number)

DECEMBER 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule Pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. Y66183-10-7	13G/A

1.	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) SIM Ventures Pte Ltd

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 869,353 7. Sole Dispositive Power 0 8. Shared Dispositive Power 869,353

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 869,353

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 6.7%

12.	Type of Reporting Person CO

Page 2 of 8 Pages

CUSIP No. Y66183-10-7	13G/A

1.	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) Media Corporation of Singapore Pte Ltd

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 869,353 7. Sole Dispositive Power 0 8. Shared Dispositive Power 869,353

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 869,353

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 6.7%

12.	Type of Reporting Person HC

Page 3 of 8 Pages

CUSIP No. Y66183-10-7	13G/A

1.	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) Temasek Holdings (Private) Limited

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 869,353 7. Sole Dispositive Power 0 8. Shared Dispositive Power 869,353

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 869,353

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 6.7%

12.	Type of Reporting Person HC

Page 4 of 8 Pages

Item 1.	(a)	Name of Issuer:

PACIFIC INTERNET LIMITED (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

Pacific Internet Limited 89 Science Park Drive #02/05-06 The Rutherford Singapore 118261

Item 2.	(a)	Name of Person Filing:

SIM Ventures Pte Ltd (“SIM Ventures”) Media Corporation of Singapore Pte Ltd (“MCS”) (formerly known as Singapore International Media Pte Ltd) Temasek Holdings (Private) Limited (“Temasek”)

	(b)	Address of Principal Business Office of the Reporting Persons:

As to SIM Ventures and MCS:

Caldecott Broadcast Centre Andrew Road Singapore 299939

As to Temasek:

60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891

	(c)	Citizenship:

As to SIM Ventures, MCS and Temasek:

Republic of Singapore

	(d)	Title of Class of Securities:

ORDINARY SHARES, par value S$2.00 per share (the “Shares”)

	(e)	CUSIP Number: Y66183-10-7

Page 5 of 8 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance Company as defined in section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.

	(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	Parent Holding Company or Control Person in accordance with Section 13d-1(b)(1)(ii)(G);

	(h)	☐	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership

SIM Ventures is a wholly-owned subsidiary of MCS, which is in turn a wholly-owned subsidiary of Temasek. Temasek is 100%-owned by the Minister for Finance (Incorporated), a statutory body constituted by the Minister for Finance (Incorporation) Act (Chapter 183, statutes of the Republic of Singapore).

	(a)	Amount beneficially owned: As of December 31, 2003, each of the following persons may be deemed to be the beneficial owner of the following number of shares:

SIM Ventures: SIM Ventures is the direct beneficial owner of 869,353 Shares of the Issuer.

MCS and Temasek: Each of (i) MCS, as the owner of 100% of SIM Ventures, (ii) Temasek, as the owner of 100% of MCS, may be deemed to share with SIM Ventures the power to vote or direct the vote and to dispose or direct the disposition of the 869,353 Shares of the Issuer of which SIM Ventures is the direct beneficial owner. The filing of this Schedule 13G should not, however, be construed as an admission that Temasek is, for purposes of Section 13(d) of the Act, the beneficial owner of any of the Shares beneficially owned directly by SIM Ventures.

	(b)	Percent of class: The number of Shares of which SIM Ventures is the direct beneficial owner and of which MCS and Temasek may be deemed to be the beneficial owner constitutes approximately 6.7% of the total number of Shares outstanding as of December 31, 2003.

Page 6 of 8 Pages

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

SIM Ventures: None MCS: None Temasek: None

(ii) Shared power to vote or to direct the vote:

SIM Ventures: 869,353 MCS: 869,353 Temasek: 869,353

(iii) Sole power to dispose or to direct the disposition of:

M Ventures: None MCS: None Temasek: None

(iv) Shared power to dispose or to direct the disposition of:

SIM Ventures: 869,353 MCS: 869,353 Temasek: 869,353

Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.	☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

NOT APPLICABLE.

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE.

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE.

Item 10.	Certification.

NOT APPLICABLE.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 17, 2004

SIM VENTURES PTE LTD

By:	/s/ JENNY TSEN LIP LI
	Name:	JENNY TSEN LIP LI
	Title:	Company Secretary

MEDIA CORPORATION OF SINGAPORE PTE LTD

By:	/s/ CHUE WAI TAT
	Name:	CHUE WAI TAT
	Title:	Vice President (Group Finance)

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ JEFFREY CHUA
	Name:	JEFFREY CHUA
	Title:	Director, Legal/Secretariat

Page 8 of 8 Pages